Via EDGAR

December 28, 2011

Ms. Sally Samuel

Senior Counsel, Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Separate Account I of Integrity Life Insurance Company — Pinnacle (pre 1-1-12)

Request for Acceleration of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File Numbers 333-175480 and 811-04844) (the “Registration Statement”)

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective today, December 28, 2011, or as soon thereafter as practicable.

In connection with this request, Touchstone Securities, Inc., the underwriter, has also signed this letter requesting acceleration.

Very truly yours,

Touchstone Securities, Inc.		Integrity Life Insurance Company, on behalf of itself and its Separate Account I

/s/ Rhonda S. Malone		/s/ Kevin L. Howard
By:	Rhonda S. Malone	By:	Kevin L. Howard
Title:	Secretary	Title:	Senior Vice President and General Counsel